UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: November 2010
Commission File Number: 001-34656
China Lodging Group, Limited
(Exact name of registrant as specified in its charter)
5th Floor, Block 57, No. 461 Hongcao Road
Xuhui District
Shanghai 200233
People’s Republic of China
(86) 21 5153-9477
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EXHIBIT INDEX
EX-99.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Lodging Group, Limited
By:	/s/ Tuo (Matthew) Zhang
	Name:	Tuo (Matthew) Zhang
	Title:	Chief Executive Officer

Date: November 9, 2010

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	China Lodging Group, Limited Reports Third Quarter of 2010 Financial Results

3